Exhibit 99.3

Notice of 2021 annual meeting of shareholders and notice of availability of our meeting materials

You are receiving this notice as a CIBC shareholder

The health and well-being of our team, clients, investors and communities remains our top priority. In line with the latest directives from public health and government authorities, this year’s meeting will be virtual by live webcast and telephone.

Notice-and-access

Protecting the environment – We are proud to let you know that we have furthered our commitment to protect the environment by reducing the amount of paper we send to our shareholders. You have told us how important environmental sustainability is to you as shareholders and we are listening.

Our Management Proxy Circular – Starting this year, we are using notice-and-access to send our registered and non-registered shareholders the 2021 management proxy circular (Circular) as permitted by the Canadian Securities Administrators and with the authorization of the Office of the Superintendent of Financial Institutions Canada. This means that our Circular will be posted online for you to access, rather than being printed and mailed to you. This notice includes information on how to access the Circular online and how to request a paper copy. We also enclose a proxy form (if you are a registered shareholder) or voting instruction form (if you are a non-registered shareholder). This form allows you to exercise your voting rights. For information on how to vote, see “Voting” below.

It is important that you read the Circular carefully before voting your shares.

Our Annual Financial Statements and Management’s Discussion and Analysis – The way we send you our annual financial statements and management’s discussion and analysis (MD&A) (together with our Circular, the “meeting materials”) depends on whether you are a registered shareholder or a non-registered shareholder (see definitions below). If you are a registered shareholder and you did not sign-up for e-delivery or opt out of receiving our annual financial statements, then we are required to send you our annual financial statements and you will receive a paper copy of our Annual Report with this notice. If you are a non-registered shareholder, then we will use notice-and-access to send you our annual financial statements and MD&A as permitted by securities law so that you can access this material online the same way as our Circular.

NOTICE OF MEETING

WHEN	Thursday, April 8, 2021, 10:30 a.m. (EDT)

VIRTUAL	Log in at
MEETING	https://cibc.pividal.tv/agm2021 at least 15 minutes before the meeting starts.

You may also listen to our meeting (but not vote) by calling 1 800 898-3989 passcode 6875673# (English) or 1 877 395-0279 passcode 9080240# (French).

Where you can access the meeting materials

On the AST Trust Company (Canada) (AST) website: www.meetingdocuments.com/astca/cibc

On our website: www.cibc.com

On SEDAR: www.sedar.com

On EDGAR: www.sec.gov/edgar.shtml

Business of the meeting		For more information, please see:

1	Receiving our financial statements for the year ended October 31, 2020 and the auditors’ report on the statements	Page 1 of our Circular and our 2020 Annual Report

2	Electing directors	Pages 1 and 14-28 of our Circular

3	Appointing the auditors	Pages 1 and 37 of our Circular

4	Considering advisory resolution on our executive compensation approach	Pages 1 and 61-84 of our Circular

5	Considering shareholder proposals	Pages 1 and 6-13 of our Circular

The meeting may also consider other business that properly comes before it.	Continued on reverse side

Notice of 2021 Annual Meeting of Shareholders | Notice of Availability of Meeting Materials

Voting

Please note that you cannot vote by returning this notice.

You may vote your shares before the meeting using one of the following methods:

Registered Shareholders	Non-registered shareholders

Your proxy form or voting instruction form explains how to vote using these methods. Please follow those instructions. We encourage you to vote before the meeting.

You may also vote during the virtual meeting at https://cibc.pividal.tv/agm2021. For more information on how to vote in real time by completing an online ballot, see “Voting” starting on page 2 of the Circular.

Registered shareholders

You are a registered shareholder if you hold a paper share certificate in your name or your shares are held through the direct registration system. To be counted, your proxy must be received by AST by 10:30 a.m. (EDT) on Wednesday, April 7, 2021.

Non-registered shareholders

You are a non-registered shareholder if your shares are registered in the name of an intermediary, such as a bank, broker or trust company. You must allow sufficient time for your intermediary to receive and act on your voting instructions by 10:30 a.m. (EDT) on Wednesday, April 7, 2021. Please check your voting instruction form for information on the deadline for returning your form.

If you are a non-registered shareholder and wish to attend and vote online at the virtual meeting, there are additional steps you MUST take.

Please see “Voting” starting on page 2 of the Circular for more information.

Non-registered shareholders who have not duly appointed themselves as proxyholder and registered with AST will not be able to vote at the meeting but will be able to participate as a guest.

How to request a paper copy of the meeting materials

Upon request, AST will provide a paper copy of the Circular or the Annual Report, free of charge, for a period of one year from the date the meeting materials were filed on SEDAR. Here is how you can request a paper copy.

BEFORE THE MEETING

Go to www.meetingdocuments.com/astca/cibc or call 1 888 433-6443 (toll free in Canada and the United States)

or 416 682-3801 (other countries) or email fulfilment@astfinancial.com.

If your request is made before April 8, 2021 (the date of our meeting), the meeting materials will be sent to you within three business days of your request.

Please note that you will not receive another proxy form or voting instruction form so please retain your original form to vote your shares.

To ensure receipt of the paper copy before the voting deadline and meeting date, we estimate that your request must be received by AST no later than 5:00 p.m. (EDT) on March 25, 2021. This reflects the three business day period for processing requests as well as typical mailing times.

AFTER THE MEETING

Call 1 888 433-6443 (toll free in Canada and the United States) or 416 682-3801 (other countries) or email fulfilment@astfinancial.com.

If your request is made on or after April 8, 2021, the meeting materials will be sent to you within ten calendar days of your request.

If you have any questions regarding this notice, notice-and-access or the virtual meeting, please call

1 800 258-0499 (toll free in Canada and the United States)

or 416 682-3860 (other countries).

Go paperless!

Sign up for electronic delivery of our meeting materials and other continuous disclosure documents for future years. Enrolling is easy and electronic delivery is secure, free, convenient and environmentally friendly.

Registered shareholders

Go to https://ca.astfinancial.com/edelivery, select Canadian Imperial Bank of Commerce, complete the consent form and hit “submit”.

Non-registered shareholders in Canada

Go to www.proxyvote.com and use the control number provided on your voting instruction form.

Notice of 2021 Annual Meeting of Shareholders | Notice of Availability of Meeting Materials